Exhibit 7. Statement regarding ratio of earnings to fixed charges.

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the periods indicated.

	For the year ended

	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

IFRS (1)
Pre-tax earnings from continuing operations (2)	4,267	6,352	10,109	7,709	3,560
Add: Fixed charges	30,297	45,090	44,251	30,246	32,958

Pre-tax earnings before fixed charges	34,564	51,442	54,360	37,955	36,518

Fixed charges:
Interest	29,417	44,236	43,615	29,695	32,424
Other (3)	880	854	636	551	534

Total fixed charges	30,297	45,090	44,251	30,246	32,958

Ratio of earnings to fixed charges	1.14	1.14	1.23	1.25	1.11

US GAAP (1)
Pre-tax earnings from continuing operations (2)	5,473	4,598	6,617	4,216	(5,319)
Add: fixed charges	30,214	44,950	44,220	30,211	26,307

Pre-tax earnings before fixed charges	35,687	49,548	50,837	34,427	20,988

Fixed charges:
Interest	29,334	44,096	43,584	29,660	25,773
Other (3)	880	854	538	551	534

Total Fixed charges	30,214	44,950	44,220	30,211	26,307

Ratio of earnings to fixed charges (4)	1.18	1.10	1.15	1.14	0.80

(1)	The ratio is provided using both IFRS and US GAAP values, as the ratio is materially different between the two accounting standards.

(2)	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.

(3)	Other fixed charges is the interest component of rental expense.

(4)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.